OROPLATA RESOURCES, INC.

#3 – 7 San Marcos
Puerto Plata, Dominican Republic

Date September 30, 2013

United States Securities and Exchange Commission
100 F Street N.E.
Washington, DC
20549

Re:           Amendment No. 2 to Registration Statement on Form S-1
  Filed September 11, 2013
  File No. 333-188752

Attention:                      Mr. John Reynolds
        Assistant Director

Dear Mr. Reynolds:

I am in receipt of your letter dated September 16, 2013 wherein you gave us with certain comments in order that we could provide you with additional information so that you may better understand our disclosure.

The following responses are in the order set forth in the above noted letter.

Compliance with Governmental Regulations – Essentials of Mining Laws, page 14

1.
We note your revised disclosure in response to comment 8 of our letter dated June 14, 2013 and we partially reissue the comment.   Please revise to address the effect of the stated regulations.  For instance, please discuss what happens in the event the Leomary is not in good standing.   Also, we are unable to access the website you have provided: https://dgm.gov.do/estatusexplorationmetalica.html.  Please revise or advise.  Finally, we note your table used to set forth what appear to be one-time payments is titled “Annual Payments” and that your subsequent disclosure on the table addresses the “annual amount to keep the Leomary in good standing.”  Please revise the title of the table to reflect the actual information provided and to clarify the difference between the two sets of disclosure purportedly discussing annual payments.”

In response to your comment as to what happens in the event the Leomary is not in good standing is shown on page 16 as follows:

“If the Leomary is not in good standing all rights to the minerals on the claim are forfeited and the Leomary reverts back to the Ministry of Mines.   If this happens, a third party can make an application to the Ministry and obtain the mineral rights to the Leomary.  Oroplata would therefore have no further interest in the Leomary.

Losing the rights to the minerals on the Leomary does not occur overnight.  Nevertheless, if the above filings are not made, the DGM will consider the Leomary no longer in good standing and will accept applications for third parties for the rights to the mineral on the Leomary.   This could take up to twelve months from the date the filings are not made.

When we file the annual and semi-annual reports, the DGM normally will send out a correction letter addressing any concerns they might have.   The Company has to response to this letter of correction within 30 days from the issuance date of the letter and if it has not responded within the deadline date, another letter will be sent out requesting a response within 10 days.

Initially, the mineral rights are granted for explorations for 3 years, an extension of 3 more years can be obtained with a letter of request from the Company.  If the Company applies for exploitation, it can obtain a permit for 10 years with extensions for 10 more years or even 20 years.  Nevertheless, it will still have to comply with the filing requirements.

It is important for Oroplata at this stage in its development to immediate respond to the letters of corrections or any other letters received from DGM since if this is adhered to these filing requirments the Leomary will always be in good standing.”

In response to your comment in the fourth sentence we have the following response:

The access website to confirm the Leomary is in good standing was typed with the English word rather than the Spanish.   The correct website has been revised on page 15 with the following addition.

“https://dgm.gov.do/estatusexploracionmetalica.html (sub-web site is “Included content – estatus de solicited de exploraction No – Metalica”) will confirm this status.”

The words “Annual Payment” has been amended to “Initial and One Time Payments” on page 16 in response to this comment and the following schedule has been included to show the annual payment:

“The annual amounts to keep the Leomary in good standing after the initial license is granted is $13,500 which comprises the following:

Expenses to maintain the Leomary in good standing each year	Amount

Semi-annual report – filed with DGM	$ 3,000
Annual report – files with the DGM	3,000
Annual tax returns – filed with both DGM and Revenue Department	500
Exploration work on the Leomary	4,000
Analysis of samples taken during exploration work	1,000
Annual fee to the DGM	2,000

Annual cost to maintain the Leomary in good standing with the DGM	$ 13,500

Environmental Permits, page 16

2.
“We note your revised disclosure in response to comment 9 of our letter dated June 14, 2013 and we partially reissue the comment.   In this regard, we note the more specific disclosure regarding the environmental impact study but we are unable to locate disclosure that addresses whether you foresee additional drilling and estimated costs associated with the construction and required environmental license.”

In response to this comment the following revision has been made to the previously disclosure as shown on page 17.

Environmental Permits

“Important components of environmental law in the Dominican Republic are:

-	An environmental permit is not necessary to conduct geological mapping, stream sediment, sampling, line cutting or geophysical surveys.

-
A letter of no objection (Carta de no objección) from the Ministry of Environment is all that is required for trenching and initial drilling, as long as access routes need not be constructed. This letter is based on a brief technical description submitted by the company.

-
Additional drilling and the construction of any access roads warrant an environmental license that is valid for one year. A report must be filed by the company and must include technical and financial aspects that take into account remediation costs.

-	At the feasibility stage, an environmental impact study must be submitted and approved by the government. Such a study could cost as high as $100,000.

In implanting our initial drill program, we will require a letter of no objection from the Ministry of Environment.  To date, Oroplata has not received a letter of no objection from the Ministry of Environment.  If we elect to implement a more detailed drill program, of which there is no assurance, an environmental study may need to be undertaken prior to such drilling activity.   The upper limit to an environmental impact study would be approximately $100,000 but the Ministry of Environment will not require a full detailed environmental study if the drilling program is not extensive in nature; being approximately ten to fifteen drilling holes in the fifty to seventy-five meters range each.   The cost of this study is not required until such time as a drilling program is undertaken and then might amount to between $10,000 to $15,000 dollars.”

Market Price and Dividends on Common Equity and Related Stockholders Matters, page 27

Rule 144 Shares, page 28

3.
“We note your revised disclosure in response to comment 16 of our letter dated June 14, 2013.  In particular, we note your disclosure setting forth the circumstances under which Mr. Sosa may sell shares.   Please revise to reconcile this disclosure with the previous disclosure in this section stating that Rule 144 is not available for shell companies.   In the light of the company’s status as a shell company, it appears that Rule 144 would not be available for the resale of the company’s shares.”

In response to this comment the following paragraph has been revised:

“In general, under Rule 144, a person who is not an affiliate of a company and who is not deemed to have been an affiliate of a company at any time during the three months preceding a sale and who has beneficially owned shares of a company’s common stock for at least six months would be entitled to sell them without restriction, subject to the continued availability of current public information about the company (which current public information requirement is eliminated after a one-year holding period).  In addition, a person, who is an affiliate and beneficially owned shares of a company’s common stock for at least six months, will be entitled to sell within any three month period a number of shares that does not exceed the greater of:

1.	One percent of the number of shares of the company's common stock then outstanding; or

2.	The average weekly trading volume of the company's common stock during the four calendar weeks preceding the filing of a notice on form 144 with respect to the sale.

However, at this time, we may be deemed a company that has either no or nominal operations and no or nominal assets (a “shell company”).  In particular, Rule 144 is not available for securities initially issued by a shell company, whether reporting or non-reporting, or a company that was at any time previously a shell company, unless the company:

●           has ceased to be a shell company;

●           is subject to the Exchange Act reporting obligations;

●           has filed all required Exchange Act reports during the preceding twelve months; and

●	at least one year has elapsed from the time the company filed with the SEC current Form 10 type information reflecting its status as an entity that is not a shell company.

As a result, our sole shareholder and director, being an affiliate, and any other person initially issued shares of our common stock, excluding those shares registered in this prospectus, may not be entitled to sell such shares until the Shell Company Conditions have been satisfied.  Upon satisfaction of the Shell Company Conditions, such sales by our sole shareholder and director would be limited by the manner of sale provisions and notice requirements and to the availability of current public information about us as set forth above.”

Management’s Discussion of Financial Condition and Results of Operations, page 47

4.
“Please discuss in greater detail the further exploration program in the summer of 2013, including the cost associated with this further exploration.   Reconcile the disclosure of that further exploration on page 47, which indicates that the additional exploration was completed in August 2013, with the disclosure on page 49, which indicates that you have not undertaken further exploration work.  Similarly revise the disclosure in the property and/or business sections.   In addition, as previously referenced in comment 17 of our letter dated June 14, 2013, please discuss in greater detail your plan of operations, including the anticipated time frame, estimated costs, and impact that funding will have upon that timing.”

In responding to this comment the following has been inserted on page 49:

“The further cost associated with the exploration program undertaken during the summer of 2013 was $21,294 broken down as follows:

	Exploration procedures	Amount

1.	Prepared base maps overlaid with extracts of regional radiometric, aeromagnetic and geological maps.

2.	Mobilized a field base camp for 10 days.

3.	Collected a minimum of 300 Active River Sediment, float, rock, grab, outcrop and soil samples.

4.	Delivered 150 of the 300 samples to Acme Laboratories for certified multi-element analysis.

5.
Geologist collected approximately 200 active river sediment samples from the following streams and their associated brooks:  Arroyo Piedra Gorda Canada Joselito; Rio Piedro; Arroyo Dulce; Arroyo El Cruce; Arroyo Toro; Arroyo Carbonato; Arroyo Yaso; Arroyo Huigerito, Arroyo Piyoyo; Arroyo Bonita; Arroyo Maspedro; and Arroyo Bua.

6.	Prepared basic anomaly maps for Ag, Au, As, Ba, Cu, Hg, Ni and Zn.

7.	Prepared a report and make recommendations (not yet completed)

	Total costs paid out for the above exploration program	$ 18,800

	Preparation of documentation filed with the DGM by the attorney	2,494

	Exploration expenses incurred in August 2013	$ 21,294

In addition to the above, the sentence on page 51 has been changed to read as follows:

“Since Phase I was completed prior to September 30, 2012, Oroplata has undertake further exploration work on the Leomary comprising soil, rock and sediment sampling  which was completed in August  2013.”

Disclosure in the Property and/or Business sections have be revised to include the following.

In the Business section on page 14 the following sentence has been added:

“In August 2013, we completed a second exploration program whereby we extended our soil, rock, grab and sediment sampling in those areas of high mineralization found in the first initial exploration program and took samples of other areas not previously explored.  The cost and work undertaken is shown on page 49.”

In the Property section on page 26 the following sentence had been added:

“In August 2013, the Company extended its sampling program to identify other areas of mineralization on the Leomary and to re-sample areas previously sampled where mineralization was present.”

In response to this comment and to the previous comment #17 in your letter dated June 14, 2013, the following paragraph is shown on page 51.

“The Company is anticipating undertaking a drilling program on the Leomary in the late spring of 2014 depending upon its ability to obtain additional financing.  Unless our director is willing to advance the required funds, at this point in time he has not committed himself to advance further funds, the Company will have to wait until it is able to sell treasury shares in a private placement to interested investors.   This might be difficult if the Company is not quoted on a recognized quotation system or a stock exchange.  As noted elsewhere in this prospectus, the Company will require $95,843 to complete its drilling program and a further amount of $24,425 to meet its financial obligations over the next twelve months.  If this funding is not available when needed the Company will not be able to undertake its proposed drilling program and might, after twelve months, have to cease operations.”

Liquidity and Capital Resources, page 49

5.
“We note your revised disclosure in response to comment 19 of our letter dated June 14, 2013.  In particular, we note your statement that if the company does not pursue the drilling program, the additional funds required would be reduced from $120,268 to $21,425.   This does not appear to be correct. Please advise or revise.”

An addition error was made which has been corrected to $24,425 on page 52.

Thank you for assisting us in revising our registration statement.

Yours very truly;
Oroplata Resources, Inc.

HILARIO S. SOSA

Hilario S. Sosa
Chief Executive Office, President, Chief
Financial Officer, Chief Accounting Officer,
Secretary Treasurer and Director